Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: HSN, Inc.

Subject Company: HSN, Inc.

Commission File No.: 001-34061

>>BILL BRAND: GOOD AFTERNOON EVERYONE. WE ARE GOING TO USE THESE STOOLS LIKE A PODIUM, JUDY JUST SAID. IT’S EASIER THAN TRYING THAT AWKWARD SIT.

BUT WE WANTED TO GATHER EVERYONE TOGETHER AS SOON AS WE COULD AND GIVE SOME PERSPECTIVE ON TODAY’S ANNOUNCEMENT, AND TODAY’S NEWS. AND I’M SURE THAT YOU HAVE QUITE A FEW QUESTIONS, AND WE’RE GOING TO TRY TODAY TO ANSWER SOME OF THEM. BUT I THINK, OBVIOUSLY THIS IS ALL VERY FRESH, AND THE ABILITY FOR US TO ANSWER THOSE, IT’S SOMEWHAT LIMITED AT THIS POINT. BUT I THINK AS WE GO FORWARD (…) WE MET AS AN EXECUTIVE COMMITTEE JUST A LITTLE WHILE AGO, AND YOU KNOW, WE KNOW AND WE ARE COMMITTED TO AS MUCH COMMUNICATION AS POSSIBLE GOING FORWARD, SO YOU HAVE TO BEAR WITH US.

BECAUSE RIGHT NOW, WE’RE OF COURSE RIGHT IN THE MIDDLE OF OUR BIRTHDAY MONTH, AND IT IS BUSINESS AS USUAL, AND IT WILL BE BUSINESS AS USUAL FOR THE NEXT WEEKS, AND MONTHS, AS WE WORK THROUGH THIS TRANSACTION.

I THINK ONE OF THE THINGS THAT I KNOW WE’RE ALL SO PROUD OF, AND I KNOW THAT YOU ARE, IS THE PIONEERING SPIRIT OF OUR BUSINESS. THE IDEA THAT THIS IS THE FIRST TV SHOPPING NETWORK IS SIGNIFICANT AND IS MEANINGFUL. AND IN A RETAIL ENVIRONMENT THAT IS CONSTANTLY CHANGING, THE NEWS LIKE TODAY CERTAINLY WAS INTERESTING, BUT IT’S ALSO PRETTY APPROPRIATE.

WE’RE TALKING ABOUT BEING NUMBER 3 IN THE RETAIL MARKETPLACE. THAT PUTS US JUST BEHIND AMAZON AND WALMART, AND THAT IS REALLY SIGNIFICANT WHEN YOU THINK OF THE SCALE THAT I KNOW THAT JUDY IS GOING TO SHARE IN JUST A SECOND OF, WHAT DO YOU DO WITH THAT?

WHAT IS ALSO SIGNIFICANT IN ALL OF OUR CONVERSATIONS IS THE FACT THAT THEY VALUE WHAT IS UNIQUE AND SPECIAL ABOUT OUR BRAND, ABOUT OUR EXPERIENCES, HOW WE BRING OUR PRODUCT TO LIFE, HOW WE TREAT OUR

CUSTOMERS FROM END-TO-END, IS SOMETHING THAT THEY HAVE COMMITTED TO MAINTAINING THAT, AND THAT SPECIALNESS THAT MAKES US A BRAND. AND I THINK THE IDEA OF US BEING IN ST. PETE PERMANENTLY WITH HSN IS SOMETHING THAT (…) THAT COMMITMENT IS IN PLACE.

AT THE SAME TIME, AS I MENTIONED, THERE IS (…) THERE ARE SOME BENEFITS, SIGNIFICANT BENEFITS AROUND SCALE AND SIZE, AND I THINK THIS PARTNERSHIP, THIS ACQUISITION FROM QVC IS GOING TO MAKE US THAT MUCH STRONGER.

SO THERE ARE SOME IMMEDIATE BENEFITS, AND I THINK WE’RE ABLE TO ACHIEVE THESE WITHOUT SACRIFICING OUR IDENTITY, AND I THINK THAT IS TRULY AN IMPORTANT FACTOR WHEN IT COMES DOWN TO THIS.

SO, AGAIN, THERE IS NO DOUBT THAT RETAIL IS CHANGING, OUR BRAND AND OUR BUSINESS IS EVOLVING, AND CERTAINLY IN THIS ENVIRONMENT, THIS IS AN OPPORTUNITY FOR US TO CONTINUE TO GROW.

I THINK WHAT MAKES ME SO PROUD, AS WE’RE CELEBRATING OUR 40TH, IS THIS PIONEERING SPIRIT THAT WE HAVE HERE AT HSN. THE IDEA THAT WE ARE KNOWN FOR INNOVATION, WE ARE KNOWN FOR BEING FLEXIBLE AND AGILE, AND THAT IS GOING TO BE CRITICAL FOR US IN THE COMING WEEKS, MONTHS, AND YEARS AHEAD AS WE CONTINUE TO MAKE THIS AS STRONG OF A BUSINESS AS POSSIBLE.

SO, WITH THAT, WHY DON’T I TURN IT OVER FOR JUDY TO SAY A FEW WORDS.

[01;03;33;02]

>> JUDY SCHMELING: WELL, I’M NOT SURE HOW MUCH MORE WE HAVE LEFT TO TALK NOW ROD.

[LAUGHTER]

>> JUDY SCHMELING: SO ANYWAY, AS MOST OF YOU KNOW I HAVE BEEN HERE FOR QUITE SOME TIME, AS I KNOW THAT A LOT OF YOU HAVE BEEN HERE AS WELL. AND SO THIS IS GOING TO BE A PERIOD OF CHANGE, AND I KNOW A PERIOD OF CHANGE SOMETIMES MAKES IT UNCOMFORTABLE FOR PEOPLE. HOWEVER, THIS DEAL IS A SIGNIFICANT OPPORTUNITY FOR ALL OF OUR EMPLOYEES, FOR OUR CUSTOMERS, AND FOR OUR SHAREHOLDERS.

SO, YOU KNOW, QVC GROUP WHICH IS PART OF LIBERTY INTERACTIVE HAS BEEN OUR LARGEST SHAREHOLDER FOR A VERY, VERY LONG TIME. I MEAN THEY OWN ALMOST 40% NOW, BUT AT ONE TIME, EVEN WAY BACK WHEN I STARTED, THEY OWNED 20% OF THE COMPANY. SO, DEFINITELY HAS BEEN PART OF OUR LIVES FOR A LONG TIME, AND THEY’VE HAD A VESTED STAKE IN OUR BUSINESS THAT ENTIRE TIME, AND I THINK IT’S IMPORTANT FOR US TO RECOGNIZE THAT THEY SAW THIS AS AN OPPORTUNITY TO REALLY DOUBLE DOWN ON THEIR INVESTMENT AND TO MAKE THIS VERY SUCCESSFUL IN A BIG WAY.

THEY’RE ALSO TRYING TO GIVE US ROOM TO SUCCEED AND TO GROW OUR BUSINESS AS WELL, AS BILL POINTED OUT, WE WILL BE MAINTAINING OUR SEPARATE IDENTITY AS HSN. AND AS WITH HSN, FOR OUR CORNERSTONE BRANDS, WE WILL ALSO MAINTAIN OUR SEPARATE IDENTITY AND CONTINUE TO OPERATE AT OUR EXISTING FACILITIES, AND WE GET TO MAINTAIN EVERYTHING THAT MAKES EACH ONE OF THOSE BRANDS SPECIAL, AND WE ARE A DIFFERENT PART OF THE PORTFOLIO AS PART OF QVC GROUP.

BUT WE HAVE SIGNIFICANT SCALE AND ADVANTAGES AS WELL AND I THINK IT’S REALLY IMPORTANT, I LOVE THIS NUMBER, WE’RE GOING FROM A COMBINED RETAIL COMPANY OF 3 BILLION IN REVENUE TO 14 BILLION DOLLARS IN REVENUE. SO WE’RE GOING TO BE PART OF A MUCH, MUCH LONGER (LARGER) GROUP AND IN TODAY’S RETAIL ENVIRONMENT I THINK THAT’S VERY CRITICAL FOR US TO SUCCEED.

AND SO THAT KIND OF SCALE WILL GIVE US THE ABILITY TO ENHANCE OUR CUSTOMER EXPERIENCE AND ACCELERATE INNOVATION IN THIS RAPIDLY GROWING INDUSTRY, AND AS BILL POINTED OUT, INNOVATION HAS BEEN A HALLMARK HERE OF HSN FOR QUITE SOMETIME. WE CAN ALSO LEVERAGE ALL OF OUR EXISTING RESOURCES AND TALENTS TO STRENGTHEN OUR PORTFOLIO AND ALL OF OUR BRANDS.

FROM AN OPERATIONAL STANDPOINT, THIS GIVES US AN OPPORTUNITY TO SHARE BEST PRACTICES AND LEARN FROM EACH ONE OF THE OTHER, WITH THE FOCUS ON OUR CUSTOMER SERVICE AT THE CORE OF EVERYTHING THAT WE DO. AND AT THE SAME TIME THERE WILL BE OPPORTUNITIES TO IMPROVE EFFICIENCIES, PARTICULARLY IN THE BACK OF THE HOUSE, AND THAT WILL ALLOW US TO BASICALLY REINVEST BACK IN TO THE BUSINESS.

SO AS WE PLAN FOR THE CLOSING OF THE TRANSACTION, WE ARE GOING TO BE HAVING AN INTEGRATION GROUP WHICH WILL HAVE REPRESENTATIVES FROM VARIOUS PARTS OF THE BUSINESS. WE’RE DOING THAT TO MAKE SURE THAT WE REALLY CAPITALIZE ON THE TALENTS OF BOTH OF OUR BUSINESSES, AND REALLY PLAN FOR A SMOOTH TRANSITION. IT’S GOING TO BE A VERY THOUGHTFUL PROCESS. NOTHING CAN OFFICIALLY HAPPEN UNTIL THE TRANSACTION CLOSE, WHICH I THINK ROD WILL TALK ABOUT IN A FEW MINUTES. BUT AGAIN, YOU KNOW THIS IS GOING TO BE AN ITERATIVE PROCESS WITH A SMALL GROUP OF PEOPLE, TRYING TO MAKE SURE THAT WE HAVE US AN ORDERLY TRANSITION TO MERGE OUR COMPANIES TOGETHER. A LOT OF HARD WORK AND PLANNING IS (…) WILL JUST NOW BE BEGINNING. AND I DO WANT TO GIVE A KUDOS OUT THOUGH TO THE FINANCE AND LEGAL TEAMS SINCE ROD PROBABLY (…) YOU KNOW, THEY’VE DID A LOT OF WORK GETTING US HERE TO THIS POINT, BUT NOW REALLY THE HARD WORK EVEN BEGINS EVEN BEYOND THAT.

WE’RE GOING TO CONTINUE TO TRY AND UPDATE YOU AS MUCH AS WE CAN, WE’LL CONTINUE TO COMMUNICATE, BUT COMMUNICATION MIGHT BE AS SIMPLE

AS, “WE DON’T KNOW ANYTHING ELSE AT THIS POINT IN TIME,” BECAUSE IT’S GOING TO AGAIN BE AN ITERATIVE PROCESS.

SO FOR ALL OF OUR BRANDS, COLLABORATING WITH QVC IS AN OPPORTUNITY. OUR CBI BRANDS WILL BE THE ONLY TRUE LIFESTYLE BRANDS IN THE QVC FAMILY, AND THAT WILL BRING A LOT OF ENERGY AND POSITIVE TO OUR BUSINESS. AND SO NOW I WILL TURN IT OVER TO ROD.

[01;07;30;29]

>> ROD LITTLE: SO GOOD AFTERNOON EVERYONE. IF YOU LISTENED TO THE INVESTOR CALL THIS MORNING, WE HAD A JOINT CALL WITH LIBERTY, AND WE COVERED A LOT OF GROUND, I THINK IT WAS A PRETTY TRANSPARENT CALL.

BUT THERE WERE TWO THEMES, ONE IS THERE’S BENEFIT FROM THIS, BILL AND JUDY HAVE TOUCHED ON A LOT OF THAT. WE HAVE A 5 MILLION CUSTOMER FILE. WITH THEM WE HAVE 23 MILLION, PLUS THE CORNERSTONE, RIGHT?

SO, THERE ARE A LOT OF BENEFITS WITH THIS. NOW AT THE SAME TIME, YOU KNOW THERE’S IMPLICATIONS. YOU WOULD HAVE READ, IF YOU PAID ATTENTION, THEY MENTIONED A 75 TO A 110 MILLION DOLLAR SYNERGY NUMBER IN THEIR RELEASE, AND THAT’S COST SAVINGS IF YOU DON’T KNOW WHAT SYNERGY MEANS. A LOT OF IT INTERESTINGLY ENOUGH THOUGH, I THINK IS, THEY LOOK AT IT AS NOT PEOPLE RELATED. THEY HAVE AN ASIAN BASED SOURCING GROUP IN CHINA. WE DO NOT. WE’VE HAD PEOPLE TELL US, IF WE COULD SET THAT CAPABILITY UP AND GO WITH LOCAL SOURCING IN ASIA (…) I WON’T GIVE YOU THE EXACT NUMBER, BUT IT IS WELL OVER 20 MILLION DOLLARS THAT WE COULD SAVE VERSUS WHAT WE’RE DOING TODAY. THEY’VE GOT THAT CAPABILITY.

AND SO, THOSE ARE BIG THINGS THAT DON’T EVEN TOUCH PEOPLE. WE’VE GOT PUBLIC COMPANY EXPENSE, BOARD COSTS, AUDIT FEES, ALL THOSE TYPES OF THINGS THAT GO NORTH OF 10 MILLION DOLLARS ALONE. SO AGAIN, WHEN YOU

TAKE ALL THAT TOGETHER THERE’S A GOOD HEADSTART, WITHOUT PEOPLE BEING INVOLVED IN THAT NUMBER.

NOW THE REALITY IS THERE IS DUPLICATION. I TALKED TO MY FUNCTIONAL GROUP A LITTLE BIT EARLIER TODAY. WE’RE ONE OF THOSE AREAS WHERE THIS IS DUPLICATION. THERE WILL BE IMPACTS IN THOSE AREAS. JUDY MENTIONED WE’LL WORK IN THE INTEGRATION PLANNING WORK OVER THE COMING MONTHS TO LINE OUT WHAT THAT LOOKS LIKE, AND TRY TO MAKE SURE THAT OUR PEOPLE ARE ADVANTAGED BEST WE CAN. TO THE EXTENT THERE ARE IMPACTS, WE’LL TRY TO BE HONEST, WE’LL TRY TO LET PEOPLE KNOW AS EARLY AS POSSIBLE, SO YOU CAN PLAN AND THAT WILL BE WHAT IT IS. BUT, IMPORTANTLY, NONE OF THAT’S GOING TO HAPPEN ANYTIME SOON.

WE THINK THE CLOSING WILL NOT HAPPEN UNTIL THE END OF THIS CALENDAR YEAR. LIBERTY SAID QUARTER 4 WAS WHEN THEY EXPECT IT TO HAPPEN. BASED ON WHAT THE LAWYERS HAVE TOLD US IT WILL PROBABLY MORE TOWARD THE END OF QUARTER 4 I WOULD GUESS, VERSUS THE BEGINNING. THERE’S A CHANCE IT MOVES UP, BUT THAT’S THE TIMING WE’RE WORKING AGAINST. AND IT’S REALLY STATUS QUO, AS JUDY AND BILL BOTH SAID. OUR JOB BETWEEN NOW AND THEN IS TO RUN THE DAILY BUSINESS, TRY TO NOT BE DISTRACTED, AND YOU KNOW FOCUS ON WHAT WE NEED TO DO AS AN ORGANIZATION, WHAT WE SIGNED UP FOR.

IN PARALLEL TO THAT, WE WILL HAVE AN INTEGRATION TRANSITION TEAM THAT WILL WORK ON BEHALF OF THE ORGANIZATION, IDEALLY JUST A HANDFUL OF PEOPLE, SO THAT WE DON’T DISTRACT EVERYONE, TAPPING IN TO PEOPLE AS NEEDED.

WHAT’S REALLY INTERESTING IN THIS CASE, AND WE HAVE HAD THE CHANCE TO MEET MIKE AND HIS TEAM A COUPLE OF TIMES OVER THE PAST FEW WEEKS.

>> JUDY SCHMELING: MIKE GEORGE.

>> ROD LITTLE: MIKE GEORGE, THE CEO OF QVC, WHO ACTUALLY WILL BE HERE TOMORROW AT 9:30 AM. HE WANTED TO BE HERE TODAY, WE SAID, GIVE US A DAY TO AT LEAST HAVE OUR OWN CONVERSATIONS AND CRY OR LAUGH TOGETHER, WHATEVER WE WANT TO DO.

[LAUGHTER]

>> ROD LITTLE: BUT HE WANTS TO COME TOMORROW. HE DID NOT WANT TO LET IT LAPSE IN TO NEXT WEEK OUT OF A SIGN OF RESPECT FOR US AND THE EMPLOYEES, AND HE WANTS TO STAND HERE IN PERSON AND TELL YOU WHAT HE WANTS TO TELL YOU.

BUT HE’S A NICE GUY, HIS TEAM HAS BEEN VERY, VERY GOOD AND EASY TO WORK WITH, AND AS THEY’VE COME TO US SAID, WE WANT TO DO THIS RIGHT, AND WE WANT TO HAVE YOU BE PART OF THE INTEGRATION PLANNING TEAM, AND HAVE A JOINT TEAM. AND SO, THEY’RE ACTUALLY (…) ONE EXAMPLE, CONSULTING WITH US ON HOW TO SET UP THE TEAM. IF WE HAVE A PARTNER, HELP US DO THAT, THE PARTNER WHO DOES THIS INTEGRATION STUFF A LOT, THEY WANT OUR INPUT IN TO WHO THAT MIGHT BE. THAT’S VERY, VERY UNUSUAL. NORMALLY, IN OUR SHOES, THAT’S JUST DICTATED TO US, AND IT’S NOT IN THIS CASE. SO I THINK THEY’RE COMING AT THIS WITH THE RIGHT MINDSET, WITH A RESPECTFUL APPROACH, AND FRANKLY WITH A LOT OF RESPECT FOR WHAT WE DO AND THAT COMES BACK, AND I THINK MIKE WILL TALK ABOUT THAT TOMORROW AS WELL. THAT’S IT, THERE’S NOTHING ELSE I HAVE REALLY.

[LAUGHTER]

Forward Looking Statements

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements about the proposed acquisition (the “proposed acquisition”) of HSN, Inc. (“HSNi”) by Liberty Interactive Corporation (“Liberty Interactive”), the timing of the proposed acquisition and Liberty Interactive’s proposed transaction involving General Communication, Inc., the capitalization of the QVC Group following the proposed acquisition, the continuation of Liberty Interactive’s stock repurchase program, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new service and product offerings, the renaming of Liberty Interactive and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the expected timing and likelihood of completion of the proposed acquisition, including the timing and satisfaction of conditions to the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of HSNi or Liberty Interactive, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of HSNi and Liberty Interactive to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, market conditions conducive to stock repurchases, the risk of the amount of any future dividend HSNi may pay, and other factors.  These forward-looking statements speak only as of the date of this communication, and Liberty Interactive, QVC, Inc. (“QVC”) and HSNi expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or HSNi’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.  Please refer to the publicly filed documents of Liberty Interactive, QVC and HSNi, including the most recent Forms 10-K and 10-Q for additional information about Liberty Interactive, QVC and HSNi and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and HSNi which may affect the statements made in this presentation.

No Offer or Solicitation

This communication relates to a proposed business combination between HSNi and Liberty Interactive.  This announcement is for informational purposes only and nothing contained in this communication shall constitute an offer to buy or a solicitation of an offer to sell any securities or the solicitation of any vote in any jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information

Liberty Interactive stockholders, HSNi stockholders and other investors are urged to read the registration statement and the proxy statement/prospectus to be filed regarding the proposed acquisition and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.  Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of HSNi.  Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5420.  Copies of documents filed with the SEC by HSNi will be made available free of charge on HSNi’s website at http://www.hsni.com or by contacting HSNi’s Investor Relations Department at HSN, Inc., 1 HSN Drive, St. Petersburg, Florida 33729, Attention Investor Relations, Telephone: (727) 872-1000, email: ir@hsn.net.

Participants in a Solicitation

The directors and executive officers of HSNi and other persons may be deemed to be participants in the solicitation of proxies from the holders of HSNi common stock in respect of the proposed acquisition.  Information regarding the directors and executive officers of HSNi is available in its definitive proxy statement for HSNi’s 2017 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2017 and in the other documents filed after the date thereof by HSNi with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.  Free copies of these documents may be obtained as described in the preceding paragraph.